Crystal Systems Solutions Reports Strongly Improved Results for Six Months and Second Quarter

Second Quarter and Six Month Revenues Rose 80% and 72%, Respectively; Profitability Versus Break-Even and Loss, Respectively; On Track Towards Objectives

HERZLIA, Israel--Aug. 7, 2003-- Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News), a global market leader in providing end-to-end IT modernization and cross platform re-hosting solutions, today announced significantly improved operating and financial results for the six months and second quarter ended June 30, 2003.
For the second quarter of fiscal 2003, Crystal reported sales of $13.5 million, an 80% increase over 2002 second quarter sales of $7.5 million. The Company reported operating income of $359,000 as compared to $96,000 in the second quarter of 2002, and $34,000 in the first quarter of 2003. Net income for the second quarter of 2003 was $252,000 or $0.02 per share, compared with $26,000 in the second quarter last year, and $62,000 in the prior quarter.

For the first half of fiscal 2003, Crystal reported sales of $26.8 million, up 72% from $15.6 million in the same period a year ago. The Company reported operating income of $393,000 as compared to $308,000 in the comparable six months of 2002. The net income for the first half of 2003 was $314,000, or $0.02 per share, compared with a net loss of $212,000, or ($0.02) per share, in the first six months of last year.

"We are pleased with our second quarter and mid-year performance, especially given the overall market conditions," said Arik Kilman, Crystal's Chief Executive Officer. "We are on target with our plans, and have met most of our important goals for the first half of the year, including:

  The completion of our integration with BluePhoenix Solutions, resulting in streamlined and enhanced capabilities for each geographic business unit while increasing the Company's overall efficiency.
  The training of all our sales force to sell the consolidated company's expanded suite of tools and solutions.
  The continuous efforts of our R&D department to rapidly enhance our existing tools in order to meet customers' evident needs, while leveraging our technological superiority. This resulted in the launch of the IT Discovery solution for Mergers & Acquisitions, an enhanced version customized specifically to the needs of enterprises undergoing M&A activity. This version is largely based on customers' feedback and input following the successful implementation of the basic tool application on several sites.
  The addition of new strategic partners that increase our exposure to new markets, such as our agreement with IBM Japan, where its direct sales force will resell AppBuilder as a Vendor Licensed Product. In addition, we have expanded the relationship between our subsidiary, Mainsoft, and HP. As part of the agreement, HP shall promote Visual MainWin for HP Itanium 2-based servers supporting the HP-UX 11i operating system environment by referring Windows application developers to Mainsoft.

"Our results are encouraging and we are optimistic about our long-term prospects. There is a proven market for our tools and solutions, and we have created the infrastructure to successfully support this existing need. We clearly have the technological advantage to be a leader in the Enterprise IT Modernization industry. Our business and technological targets are now clear and visible to us. With a few more organizational milestones to achieve, we believe that the refocusing of the Company will result in increased shareholder value," concluded Mr. Kilman.

Mr. Kilman, CEO, and Iris Yahal, Crystal's Chief Financial Officer, will discuss second quarter and mid-year results, and will be available to answer questions in a conference call on Thursday, August 7, 2003 at 11 A.M. (EDT) / 6 P.M. Israel time. Interested parties are invited to participate by calling the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference "Crystal Systems Solutions First Quarter Results" to the AT&T conference call operator.

In the US call: (888) 273-9890

Outside the US call: (612) 332-0725

An automated replay of the conference call will be available from August 7th at 08:30 P.M. until August 9th at 11:59 P.M.(EST). To access the replay, please call (USA) 1-800-475-6701 (International) 1-320-365-3844 and enter Crystal's access code of 694290.

About Crystal

Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the US, UK, Denmark, Germany, Italy, Netherlands, Israel, Cyprus and Romania.

For more information, please visit our web site at www.crystal-sys.com or www.bphx.com

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY - News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.

                                           June 30, Dec. 31
                                              2003     2002
                                           --------- --------
                                           Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                   $13,731  $15,306
Marketable securities                           430      640
Accounts receivable:
Trade                                        11,487   10,811
Other                                         3,126    2,924
                                           --------- --------
Total current assets                         28,774   29,681
                                           --------- --------
INVESTMENTS                                   5,935    3,475
                                           --------- --------
FIXED ASSETS
Cost                                         10,828   11,173
Less - accumulated depreciation               7,837    7,601
                                           --------- --------
Total fixed assets                            2,991    3,572
                                           --------- --------
OTHER ASSETS                                 46,038   50,753
                                           --------- --------
Total assets                                $83,738  $87,481
                                           ========= ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                       $8,323   $7,473
Accounts payable and accruals:
Trade                                         4,001    3,738
Deferred revenue                              4,773    3,094
Other                                        12,441   14,066
                                           --------- --------
Total current liabilities                    29,538   28,371
                                           --------- --------
LONG-TERM LIABILITIES:
Accrued severance pay, net                      872      931
Provision for losses in formerly-
 consolidated subsidiary                      2,512    2,512
Loans from banks and others                   2,452    2,652
                                           --------- --------
Total long-term liabilities                   5,836    6,095
                                           --------- --------
MINORITY INTEREST                             4,577    6,294
                                           --------- --------
SHAREHOLDERS' EQUITY
 (net of cost of 1,870,565 shares held
 by subsidiaries)                            43,787   46,721
                                           --------- --------
Total liabilities and shareholders'
 equity                                     $83,738  $87,481
                                           ========= ========

                             Six months       Three months     Year
                                ended            ended         ended
                              June 30,         June 30,       Dec. 31,
                        --------- -------- --------- ------- --------
                           2003     2002      2003    2002     2002
                        --------- -------- --------- ------- --------
                             Unaudited          Unaudited

Revenues                 $26,816  $15,568   $13,510  $7,515  $36,668
Cost of revenues          12,274    6,137     6,140   2,946   15,220
                        --------- -------- --------- ------- --------
Gross profit              14,542    9,431     7,370   4,569   21,448
Software development
 costs, net                4,090    3,701     2,052   1,828    7,387
Selling, general and
 administrative
 expenses                  9,405    4,830     4,643   2,351   11,994
                        --------- -------- --------- ------- --------
                           1,047      900       675     390    2,067
Depreciation                 654      592       316     294    1,251
Restructuring  costs &
 non-recurring expenses       --       --        --      --      472
                        --------- -------- --------- ------- --------
Operating income             393      308       359      96      344
Financial income
 (expense), net              147       92        79     159     (195)
Other income (expense),
 net                         440      105       156      (1)  (1,581)
                        --------- -------- --------- ------- --------
Income (loss) before
 taxes                       980      505       594     254   (1,432)
Taxes on income              144       55         2      24     (160)
                        --------- -------- --------- ------- --------
                             836      450       592     230   (1,592)
Minority interest            (73)    (244)      (42)     12     (702)
Equity in losses of
 affiliated companies       (449)    (418)     (298)   (216)  (1,336)
                        --------- -------- --------- ------- --------
Net income (loss)            314     (212)      252      26   (3,630)
                        ========= ======== ========= ======= ========
Basic earnings (loss)
 per share                  0.02    (0.02)     0.02    0.00    (0.35)
                        ========= ======== ========= ======= ========
Diluted earnings (loss)
 per share                  0.02    (0.02)     0.02    0.00    (0.35)
                        ========= ======== ========= ======= ========
Common shares
 outstanding              13,449   10,062    13,449  10,074   10,517
                        ========= ======== ========= ======= ========
Common shares assuming
 dilution                 13,449   10,062    13,449  10,074   10,517
                        ========= ======== ========= ======= ========